UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

February 2002

TOTAL FINA ELF S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-s(b): 82-______.)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

Date: March, 7th 2002	By: /s/ Charles Paris de Bollardière Name: CHARLES PARIS de BOLLARDIERE Title: Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	Acquisition of a Deepwater License Offshore Brunei (February 12, 2002)

•	EXHIBIT 99.2:	TotalFinaElf Launches Investment Program at the Feyzin Refinery to Sustain Its Future in the Rhône-Alpes Region and Better Integrate the Facility into the Urban Landscape (February 13, 2002)

•	EXHIBIT 99.3:	K1A Field Comes On Stream in Dutch North Sea (March 1, 2002)

•	EXHIBIT 99.4:	TotalFinaElf's sales for 2001